

July 13, 2022

Paul Rouse
Chief Financial Officer, Executive Vice President and Treasurer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport, TX 75261

      Re: Thryv Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 15, 2022
          Response dated June 29, 2022
          File No. 001-35895

Dear Mr. Rouse:

      We have reviewed your June 29, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 2. Revenue Recognition
Contract Assets and Liabilities, page 88

1.   It appears the information in your response dated June 29, 2022 is useful for investors to understand the accounting for your unbilled accounts receivable. In future filings, please consider expanding your disclosure to include pertinent information therefrom that give rise to your unbilled accounts receivable. Refer to ASC 235-10 for guidance.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services